UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK REPURCHASE SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One):

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______________ to ______________

Commission File Number ______________

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Savings Plan for Employees of Fidelity Federal Bank & Trust

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

National City Corporation(1)

(1) Fidelity Bankshares, Inc. was merged into National City Corporation effective January 5, 2007. National City Corporation's principal executive office is located at 1900 East Ninth Street, Cleveland, Ohio 44114. National City Corporation assumed the Savings Plan for Employees of Fidelity Federal Bank & Trust, and all of the shares of Fidelity Bankshares, Inc. common stock in the Plan were converted to shares of National City Corporation common stock effective with the merger.

REQUIRED INFORMATION

Audited financial statements and supplemental schedule for the Plan prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974, as amended, are filed herewith in lieu of an audited statement of financial condition and statement of income and changes in plan equity.

Financial Statements and Exhibits

A. The following financial statements and supplemental schedule are filed as part of this annual report and appear immediately after the signature page hereof:

1. Statements of Net Assets Available for Benefits - December 31, 2006 and 2005

2. Statement of Changes in Net Assets Available for Benefits - Year Ended December 31, 2006

3. Notes to Financial Statements – December 31, 2006 and 2005

4. Schedule of Assets (Held at End of Year)

B. The following exhibit is filed as part of this annual report:

Exhibit 23 – Consent of Independent Registered Public Accounting Firm

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, National City Corporation has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

SAVINGS PLAN FOR EMPLOYEES OF FIDELITY FEDERAL BANK & TRUST

Date: June 22 , 2007

By: ______________________
Vince A. Elhilow, member of the Benefits Committee of Fidelity Federal Bank and Trust, administrator of the Savings Plan for Employees of Fidelity Federal Bank & Trust

Savings Trust for Employees of Fidelity Federal Bank & Trust

Financial Statements
As of December 31, 2006 and 2005, and
For the Year Ended December 31, 2006
Supplemental Schedule as of December 31, 2006, and
Report of Independent Registered Public Accounting Firm

SAVINGS TRUST FOR EMPLOYEES OF FIDELITY FEDERAL BANK & TRUST

TABLE OF CONTENTS

Schedules not filed herewith are omitted because of the absence of conditions under which they are required.

CHERRY BEKAERT & HOLLAND
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees and Participants of the Savings Trust for
Employees of Fidelity Federal Bank & Trust

We have audited the accompanying statements of net assets available for benefits of the Savings Trust for Employees of Fidelity Federal Bank & Trust (the "Plan") as of December 31, 2006 and 2005, and the related statement of changes in net assets available for benefits for the year ended December 31, 2006. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006 and 2005, and the changes in net assets available for benefits for the year ended December 31, 2006 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The schedule is the responsibility of the Plan's management. The schedule has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

West Palm Beach, Florida
June 18, 2007

Cherry, Bekaert & Holland, LLP

SAVINGS TRUST FOR EMPLOYEES OF FIDELITY FEDERAL BANK & TRUST

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS DECEMBER 31, 2006 AND 2005

	2006	2005
ASSETS:		
Cash and cash equivalents	$ 1,890,679	$ 145,999
Investments—at fair value:		
Fidelity Bankshares, Inc. common stock	32,087,934	37,902,832
Mutual funds	19,052,856	12,103,911
Money market funds	8,100,386	1,956,744
Participant loans	696,643	944,065
Total investments	59,937,819	52,907,552
Receivables:		
Employer contribution	237,671	237,202
Due from broker	1,487,149	-
Total receivables	1,724,820	237,202
Total assets	63,553,318	53,290,753
LIABILITIES:		
Due to broker	1,523,268	-
Other liabilities	750	865
Total liabilities	1,524,018	865
NET ASSETS AVAILABLE FOR BENEFITS	$ 62,029,300	$ 53,289,888

See notes to financial statements.

SAVINGS TRUST FOR EMPLOYEES OF FIDELITY FEDERAL BANK & TRUST

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS DECEMBER 31, 2006

ADDITIONS:	
Investment income:	
Dividends and interest	$ 842,275
Net appreciation in fair value of investments	9,285,694
Total investment income	10,127,969
Contributions:	
Participant contributions	2,660,312
Employer contributions	1,081,193
Total contributions	3,741,505
Total additions	13,869,474
DEDUCTIONS:	
Benefits paid to participants	5,130,062
NET INCREASE	8,739,412
NET ASSETS AVAILABLE FOR BENEFITS—Beginning of year	53,289,888
NET ASSETS AVAILABLE FOR BENEFITS—End of year	$ 62,029,300

See notes to financial statements.

1. PLAN DESCRIPTION

The following description of the Savings Trust for Employees of Fidelity Federal Bank & Trust (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General—The Plan was formed as a defined contribution plan for substantially all employees of Fidelity Federal Bank & Trust and subsidiaries (the "Employer") who have attained the age of 21 and completed ninety days of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). All administrative expenses of the Plan are paid by the employer.

In December 2000, a company pension contribution provision was added to the Plan for eligible employees hired subsequent to December 31, 2000, as these employees are not eligible for participation in the Retirement Plan for the Employees of Fidelity Federal Bank & Trust, a defined benefit plan which was available only to employees hired prior to January 1, 2001.

In May 2006, the Plan was amended to allow participants to make Roth contributions in addition to the participant's pre-tax contributions beginning July 1, 2006.

Participant and Employer Matching Contributions— All eligible employees could contribute between 1% and 50% of their base compensation to the Plan (participants' contributions) during the year, subject to certain limitations. A participant's contribution could be made as a Roth elective deferral or a pre-tax elective deferral or combination thereof. Roth elective deferrals are post-tax contributions where the underlying investment grows without any tax consequences, provided the participant is at least age 59½ and the account is held for at least five years at the point of distribution to the participant. Pre-tax elective deferrals are contributions not subject to state or federal income taxes until withdrawn in the future. The combined total Roth and pre-tax contributions could not exceed the Internal Revenue Service limitations.

For all eligible participants actively employed at the end of each calendar quarter during the year, the employer provided a matching contribution equal to 50% of the participant's contribution for that quarter, up to the lesser of the participant's contribution, 6% of base salary, or an aggregate of $15,000 for the year. The employer began providing matching contributions to a participant's account on the first January 1 or July 1 coinciding with or following the participant's completion of 1,000 hours of service.

Employer Pension Contributions—As eligible employees hired subsequent to December 31, 2000 could not participate in the above noted defined benefit plan, the employer provided an additional employer pension contribution in addition to the matching contribution, equal to a percentage of the participant's earnings based on years of service according to the following schedule:

Years of Service	Contribution Percentage
Less than 7 years	3 %
7 years but less than 14 years	4 %
14 or more years	5 %

1. PLAN DESCRIPTION (continued)

Employer Pension Contributions (continued)—The contribution percentage was changed annually on January 1 of each Plan year based on the years of service earned by the participant as of December 31 of the immediately prior Plan year. To receive an employer pension contribution for the Plan year, the participant had to (1) be eligible to receive employer pension contributions, (2) be employed on December 31 of such Plan year, and (3) have completed at least 1,000 service hours in the Plan year, terminated employment by reason of death or long-term disability, or terminated employment with the company after attainment of age 55 and completion of at least five years of service.

Participant Accounts—In increments of 1%, participants could elect to have their contributions invested among any of the 22 investment funds, all of which are participant directed. Each participant's account is credited with the participant's contribution and an allocation of (a) the employer matching contribution, (b) the company pension contribution, and (c) Plan earnings. Allocations were based on participant earnings or account balances, as defined. The benefit to which a participant was entitled was the benefit that can be provided from the participant's vested account.

Participant Loans—Participants may borrow from their accounts at a fixed interest rate up to 50% of the value in their account balance, with a minimum loan of $1,000 and maximum loan of $50,000.

Distributions—Upon termination of service due to death, disability, or retirement, a participant may elect to receive an amount equal to the value of the participant's vested interest in their account in either a lump-sum amount, or in monthly, quarterly, or semi-annual installments.

Benefits Payable—Benefit payments to participants are recorded upon distribution. Amounts allocated to accounts of participants who have elected to withdraw from the Plan but have not yet been paid were $586,325 and $28,606 at December 31, 2006 and 2005, respectively.

Forfeitures—Forfeited nonvested accounts totaled $105,696 for the year ended December 31, 2006. These forfeitures were applied to employer match and company pension contributions for the year.

Vesting—Participants' contributions to the Plan and their related investment earnings are fully vested at all times. Participants became vested in employer matching contributions and company pension contributions, and their related investment earnings according to the following schedule:

Years of Service	**Vested Percentage**
Employer matching contribution:	
Less than 1 year	0 %
1 year	20 %
2 years	40 %
3 years	60 %
4 years	80 %
5 years or more	100 %
Employer pension contribution:	
Less than 5 years	0 %
5 years or more	100 %

1. PLAN DESCRIPTION (continued)

Vesting (continued)—Years of service for vesting are calendar years in which participants are credited with at least 1,000 hours of service, beginning from date of employment. Employer matching contributions and company pension contributions automatically become fully vested upon retirement at age 65, death or disability prior to age 65, or termination of the Plan.

Plan Termination—The Plan may be amended or terminated at any time. In the event of termination, all account balances become fully vested.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting—The accompanying financial statements are presented on the accrual basis of accounting.

Investments—The Plan's investments are stated at fair value. Securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the Plan year. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year end. Participant loans are valued at their outstanding balances, which approximate fair value.

Purchases of sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis and dividends are recorded on the ex-dividend date.

Payment of Benefits—Benefit payments are recorded when paid.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosures of contingent assets and liabilities. Actual results could differ from those estimates.

Tax Status—The Internal Revenue Service has determined and informed the employer by a letter dated December 17, 2002, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (the Code). Although the Plan was amended since receiving the determination letter, the Plan administrator and the Plan's tax counsel believe that the Plan is currently being operated in compliance with the applicable requirements of the Code.

3. INVESTMENTS

Investments at fair value in excess of 5% of net assets available for benefits at December 31, 2006 and 2005 are as follows:

	2006	2005	
Fidelity Bankshares, Inc. common stock	$ 32,087,934	$ 37,902,832	
Schwab Value Advantage Money Fund	8,100,326	1,956,609	*
Vanguard 500 Index Fund	3,506,056	2,489,705	*

* The fair value is less than 5% of the Plan's net assets available for benefits as of the date indicated.

3. **INVESTMENTS (continued)**

During 2006, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $9,285,694 as follows:

Investments at fair value, as determined by quoted market price:		
Fidelity Bankshares, Inc. common stock	$	7,345,097
Mutual funds		1,940,597
	$	9,285,694

4. **TRANSACTION WITH PARTIES-IN-INTEREST**

At December 31, 2006 and 2005, the Plan owned the following investments that are considered party-in-interest transactions:

		December 31, 2006		
Party-In-Interest	Security	Number of Shares	Cost	Fair Value
Charles Schwab Trust Company	Schwab Markettrack Balanced Fund	1,409	$ 22,697	$ 23,520
Charles Schwab Trust Company	Schwab Retirement Advantage Money Fund	60	60	60
Charles Schwab Trust Company	Schwab Value Advantage Money Fund	8,100,326	8,100,326	8,100,326
Fidelity Bankshares, Inc.	Fidelity Bankshares, Inc Common Stock	809,185	9,504,585	32,087,934

		December 31, 2005		
Party-In-Interest	Security	Number of Shares	Cost	Fair Value
Charles Schwab Trust Company	Schwab Markettrack Balanced Fund	671	$ 10,469	$ 10,448
Charles Schwab Trust Company	Schwab Retirement Advantage Money Fund	135	135	135
Charles Schwab Trust Company	Schwab Value Advantage Money Fund	1,956,609	1,956,609	1,956,609
Fidelity Bankshares, Inc.	Fidelity Bankshares, Inc			

4. TRANSACTION WITH PARTIES-IN-INTEREST (continued)

During the year ended December 31, 2006, dividend income earned on these investments was as follows:

Security	2006
Schwab Markettrack Balanced Fund	$ 1,050
Schwab Retirement Advantage Money Fund	405
Schwab Value Advantage Money Fund	211,816
Fidelity Bankshares, Inc. Common Stock	338,085
	$ 551,356

5. RECONCILIATION TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to Schedule H of Form 5500:

	2006	2005
Net assets available for benefits per the financial statements	$ 62,029,300	$ 53,289,888
Amounts allocated to withdrawing participants	(586,325)	(28,606)
Net assets available for benefits per Schedule H of Form 5500	$ 61,442,975	$ 53,261,282

The following is a reconciliation of benefits paid to participants per the financial statements for the year ended December 31, 2006 to Schedule H of Form 5500:

	2006
Benefits paid to participants per the financial statements	$ 5,130,062
Add: Amounts allocated to withdrawing participants at December 31, 2006	586,325
Less: Amounts allocated to withdrawing participants at December 31, 2005	(28,606)
Benefits paid to participants per Schedule H of Form 5500	$ 5,687,781

Amounts allocated to withdrawing participants are recorded on the Schedule H of Form 5500 for benefit claims that have been processed and approved for payment prior to December 31 but not yet paid as of that date.

6. RISKS AND UNCERTAINTIES

The Plan's assets are invested in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.

7. MERGER WITH NATIONAL CITY CORPORATION

On January 5, 2007, the company was acquired by National City Corporation ("National City"). Under the terms of the Merger Agreement, stockholders of the Company elected to receive the following consideration for each share of the company's common stock: (i) 1.0977 shares of National City common stock; or (ii) $39.50 in cash, subject to allocation procedures that were intended to ensure that in the aggregate, 50% of the shares of the company were converted into National City common stock and 50% of company shares were converted into cash. As of the merger date, all active participants became 100% vested in the employer matching contributions and company pension contributions. Under the terms of the merger agreement, employees continued to participate in the Plan through February 28, 2007 and became eligible to participate in the National City Savings Investment Plan on March 1, 2007. Effective March 1, 2007, employer and participant contributions to the Plan were discontinued.

******

SAVINGS TRUST FOR EMPLOYEES OF FIDELITY FEDERAL BANK & TRUST

SCHEDULE H, PART IV, LINE 4i-SUPPLEMENTAL SCHEDULE OF ASSETS (HELD AT END OF YEAR)
SPONSOR EIN: 34-0420310, PLAN # 206
DECEMBER 31, 2006

(a)	(b) Identity of Issuer, Borrower, Lessor or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(d) Cost	(e) Current Value
*	Fidelity Bankshares, Inc.	Common stock	**	$ 32,087,934
	Artisan Midcap Fund	Mutual fund	**	510,097
	Artisan Midcap Value Fund	Mutual fund	**	483,773
	Blackrock Government Income Investment A	Mutual fund	**	193,366
	Columbia Acorn Fund Class Z	Mutual fund	**	762,104
	Dodge & Cox Stock Fund	Mutual fund	**	2,520,635
	Europacific Growth Fund	Mutual fund	**	699,096
	Federated Kaufmann Fund Class K	Mutual fund	**	1,010,984
	First Eagle Sogen Overseas Fund	Mutual fund	**	1,348,884
	Growth Fund of America	Mutual fund	**	980,399
	Heartland Value Fund	Mutual fund	**	1,965,038
	MFS Value Fund Class A	Mutual fund	**	252,917
	New Perspective Fund R4	Mutual fund	**	1,477,745
	Pimco Total Return Fund Class D	Mutual fund	**	561,575
*	Schwab Markettrack Balanced Fund	Mutual fund	**	23,520
	T Rowe Price Growth Stock Fund	Mutual fund	**	651,162
	Vanguard 500 Index Fund	Mutual fund	**	3,506,056
	Vanguard F-1 Securities Short-Term Federal Fund	Mutual fund	**	336,036
	Vanguard Wellington Fund	Mutual fund	**	1,769,469
	Total mutual funds			19,052,856
*	Schwab Retirement Advantage Money Fund	Money funds	**	60
*	Schwab Value Advantage Money Fund	Money funds	**	8,100,326
	Total money funds			8,100,386
	Participant Loans	At interest rates ranging from 4.5% to 9.0%	**	696,643
	Total investments			$ 59,937,819

* Party-in-interest
** Cost omitted for participant directed investments

Exhibit 23

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Post-Effective Amendment No.1 on Form S-8 to Registration Statement (No. 333-137400) on Form S-4 pertaining to the Savings Plan for Employees of Fidelity Federal Bank & Trust of our report dated June 18, 2007, appearing in this Annual Report on Form 11-K of the Savings Plan for Employees of Fidelity Federal Bank & Trust for the year ended December 31, 2006.

Cherry, Bekaert & Holland, L.L.P.

West Palm Beach, Florida
June 22, 2007

END